UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 33-95318

(Check One):
[ X ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q

      For Period Ended: August 31, 2003

[	]	Transition Report on Form 10-K
[	]	Transition Report on Form 20-F
[	]	Transition Report on Form 11-K
[	]	Transition Report on Form 10-Q
[	]	Transition Report on Form N-SAR

      For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

PORTOLA PACKAGING, INC.

Full Name of Registrant

890 Faulstich Court

Address of Principal Executive Office (Street and Number)

San Jose, California 95112

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management is in the process of completing the Form 10-K for the fiscal year ended August 31, 2003. It is anticipated that the Form 10-K for the fiscal year ended August 31, 2003 will be filed within the time period permitted by this extension. The additional time is required to incorporate recently compiled data necessary to complete the filing and to correlate the information to be presented in the Form 10-K with information to be included in Forms 10-Q/A’s and the pro forma information to be included in Form 8-K/A that will be filed at or about the same time.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dennis L. Berg	(408) 573-2039

(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[ X ] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X ] Yes [ ] No

The Registrant’s net loss for the fiscal year 2003 was approximately $1,731,000 compared to reported net income of $4,573,000 for fiscal year 2002.

Portola Packaging, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 1, 2003
By: /s/ Dennis L. Berg

Dennis L. Berg
Vice President and Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)